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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              BERGER HOLDINGS, LTD.
                         -------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         -------------------------------
                         (Title of Class of Securities)

                                   084037 40 7
                         -------------------------------
                                 (CUSIP Number)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 084037 40 7
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1.  Name of Reporting Person and I.R.S. Identification Number

    Sirrom Capital Corporation -- Taxpayer I.D. No. 62-1583116
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2.  Check the Appropriate Row if a Member of a Group

    a.    N/A

    b.    N/A
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3.  SEC Use Only
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4.  Citizenship or Place of Organization

    Tennessee
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    Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power         Total of 828,225 shares of Common Stock, as
                              follows:

                              588,225 shares of Common Stock, receivable upon conversion of Series A Convertible Preferred Stock (the "Preferred Stock") at any time; plus

                              240,000 shares of Common Stock, receivable upon exercise of warrant at any time prior to January 2, 2003.

6.  Shared Voting Power       N/A

7.  Sole Dispositive Power    Total of 828,225 shares of Common Stock, as
                              follows:

                              588,225 shares of Common Stock, receivable upon conversion of Preferred Stock at any time; plus

                              240,000 shares of Common Stock, receivable upon exercise of warrant at any time prior to January 2, 2003.

8.  Shared Dispositive Power  N/A
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    Total of 828,225 shares of Common Stock, as follows:

    588,225 shares of Common Stock, receivable upon conversion of Preferred Stock at any time; plus

    240,000 shares of Common Stock, receivable upon exercise of warrant at any time prior to January 2, 2003.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    N/A
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11. Percent of Class Represented by Amount in Row (9)

    15.9% of Common Stock
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12. Type of Reporting Person

    IV
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ITEM 1(A).    NAME OF ISSUER:

              Berger Holdings, Ltd.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              805 Pennsylvania Boulevard
              Feasterville, Pennsylvania 19053

ITEM 2(A).    NAME OF PERSON FILING:

              Sirrom Capital Corporation

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              500 Church Street, Suite 200
              Nashville, Tennessee 37219

ITEM 2(C).    CITIZENSHIP/STATE OF ORGANIZATION:

              Tennessee

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.01 per share

ITEM 2(E).    CUSIP NUMBER:

              084037 40 7

ITEM 3.       FILING PURSUANT TO RULE 13D-1(B):

              This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Company registered under section 8 of the Investment Company Act.

ITEM 4.       OWNERSHIP:

              (a) Amount Beneficially Owned: Total of 828,225 shares of Common
                  Stock, as follows:

                  588,225 shares of Common Stock, receivable upon conversion of Preferred Stock at any time; plus

                  240,000 shares of Common Stock, receivable upon exercise of warrant at any time prior to January 2, 2003.

              (b) Percent of Class: 15.9% of Common Stock

              (c) Number of shares as to which such person has:

                  (i) sole power to vote or direct the vote: 828,225 shares of Common Stock, only upon conversion of Preferred Stock and exercise of warrant




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                  (ii)  shared power to vote or to direct the vote: N/A

                  (iii) sole power to dispose or to direct the disposition of:
                        828,225 shares of Common Stock, only upon conversion of Preferred Stock and exercise of warrant

                  (iv)  shared power to dispose or to direct the disposition of:
                        N/A

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              N/A

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              N/A.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              N/A.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              N/A.

ITEM 10.      CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete, and correct.


Dated: January 9, 1997           SIRROM CAPITAL CORPORATION


                                 By: /s/ Carl W. Stratton
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                                     Carl W. Stratton, Chief Financial Officer







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